UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Earnings Release

On April 29, 2022, Procaps Group, S.A. (the “Company”) issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2021 (the “Press Release”). A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The annual unaudited consolidated financial statements of the Company as of December 31, 2021, 2020 and January 1, 2020, and for the years ended December 31, 2021, 2020 and 2019 (the “Annual Unaudited Consolidated Financial Statements”) are filed as Exhibit 99.2 to this Current Report on Form 6-K and are incorporated by reference into the registration statement on Form F-1 filed with the Securities and Exchange Commission on November 24, 2021 (File No. 333-261366).

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

On April 29, 2022, the Company and the Audit Committee of its Board of Directors, after discussion with its independent registered public accounting firm and legal advisors, determined that Crynssen Pharma Group Limited’s (our subsidiary and former parent company prior to the consummation of the business combination with Union Acquisition Corp. II) previously issued unaudited consolidated interim financial statements as of and for the six months ended June 30, 2021 and 2020, and Crynssen Pharma Group Limited’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, included in its Registration Statement on Form F-1 (Registration No. 333-261366), include misstatements and that such financial statements should no longer be relied upon. In addition, the audit report of Deloitte & Touche Ltda on Crynssen Pharma Group Limited’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, should no longer be relied upon.

Background

During the process of preparing the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 and the Company’s annual financial statements as of December 31, 2021, 2020 and January 1, 2020, and for the years ended December 31, 2021, 2020 and 2019, the Company revisited the classification of its factoring and reverse factoring arrangements between Trade and other payables (current) and Borrowings (current).

The Company enters into reverse factoring arrangements with several factors. Under these arrangements, certain suppliers sell their receivables in the Company to a factor. When a supplier sells an invoice to a factor, the factor will advance the payment with a discount to the supplier. While the Company does not have a contractual obligation to reimburse the supplier for the discount (i.e., interest), in practice, and in order to maintain a good business relationship with suppliers and in exchange for longer payment terms, the Company may agree to reimburse the discount to the supplier, hence assuming the discount as a result of extending the payment terms. Inversely, the Company also enters into factoring arrangements where it sells or assigns trade receivables to factors at a discount. These arrangements can be structured with or without recourse. In some instances, the Company may have both factoring and reverse factoring arrangements in place with the same factor.

The Company’s reverse factoring arrangements have characteristics of both operating and financing debt. Under IFRS 9 there is no explicit guidance as to when to classify a reverse factoring arrangement as operating or financing debt. The assessment of such classification involves judgment and careful consideration of all relevant facts and circumstances of each arrangements. Previously, the Company classified all reverse factoring arrangements as Trade and other payables (current). Upon reassessing the facts and circumstances of each reverse factoring arrangement, the Company determined that certain reverse factoring arrangements have the characteristics of a financing arrangement due to the Company reimbursing certain suppliers for the discount charged by the factor to the supplier, which consists of interest, late and/or other charges that are being invoiced to Company by the supplier. As a result of its re-assessment, the Company has decided to reclassify such reverse factoring arrangements from Trade and other payables (current) to Borrowings (current).

Additionally, the Company had sold trade receivables to certain factors with recourse, thereby not transferring substantially all risks associated with such factoring arrangements. As a result, such factoring arrangements should have been classified as ‘secured borrowings’ within Borrowings (current) instead of Trade and other payables (current).

Furthermore, the reclassification of such factoring and reverse factoring arrangements from Trade and other payables (current) to Borrowings (current) has impacted “trade and other payables” and “payments on borrowings” in the company’s statement of cash flows for the years ended December 31, 2020 and 2019 thereby reducing cash from operating activities and increasing cash from financing activities.

The Company’s management has concluded that in light of the error described above, a material weakness exists in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective. The Company’s remediation plan with respect to such material weakness will be described in more detail in the Form 20-F for the fiscal year ended December 31, 2021, to be filed with the SEC.

Restatement

As a result, the Company is restating its historical financial results as of December 31, 2020 and January 1, 2020, and for the fiscal years ended December 31, 2020 and 2019, in each case to reflect the reclassification of certain of its factoring and reverse factoring arrangements between Trade and other payables (current) and Borrowings (current) and the related impact on the Company’s balance sheet and statement of cash flow for such periods (the “Restatement”) in its Annual Unaudited Consolidated Financial Statements filed as Exhibit 99.2 hereto. The Company will also reflect the Restatement in its annual report on Form 20-F for the year ended December 31, 2021.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. announcing financial results for the fourth quarter and year ended December 31, 2021.
99.2	Annual Unaudited Consolidated Financial Statements of Procaps Group, S.A. as of December 31, 2021, 2020 and January 1, 2020, and for the years ended December 31, 2021, 2020 and 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: April 29, 2022

4